SAExploration Holdings, Inc.

3333 8th Street SE, 3rd Floor

Calgary, Alberta T2G 3A4

July 8, 2013

Via EDGAR AND FedEx

Securities and Exchange Commission

100 F. St, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel Assistant Director

Mr. Joe Cascarano, Staff Accountant

Re:	SAExploration Holdings, Inc.

Item 4.01 Form 8-K

Filed June 28, 2013

File No. 001-35471

Gentlemen:

SAExploration Holdings, Inc. (the “Company”) does hereby submit correspondence relating to the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter to the Company dated July 3, 2013, regarding the Current Report on Form 8-K filed by the Company with the Commission on June 28, 2013 (the “Original Filing”), as follows:

Form 8-K

Item 4.01

Comment:

1.	You currently disclose that there have been no disagreements with your former accountant or reportable events during the fiscal year ended December 31, 2012 and any interim period preceding the dismissal. Please amend your filing to cover any interim period from the date of the last audited financial statements through June 24, 2013, the date of dismissal. See Item 304(a)(1)(iv) and (v) of Reg. S-K.

Response:

The company filed an amendment to the Original Filing on the date hereof (the “Amendment”) restating the disclosure in Item 4.01 to specify the dates of the interim period referenced in your comment. For your convenience, we are enclosing a marked copy of the Item 4.01 disclosure contained in the Amendment to note the changes from the Original Filing.

Securities and Exchange Commission

July 8, 2013

Comment:

2.	To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in the revised Form 8-K.

Response:

An updated Exhibit 16 letter was filed as Exhibit 16.1 to the Amendment.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (713-816-6392) with any questions or further comments you may have.

Very truly yours,

/s/ Brent Whiteley

Brent Whiteley
Chief Financial Officer and General Counsel

Enclosure

Item 4.01. Changes in Registrant's Certifying Accountant.

Marcum, LLP ("Marcum") served as the Registrant's independent registered public accounting firm from February 2, 2011 (inception) through the Closing. In connection with the Closing, Marcum was dismissed and Grant Thornton LLP ("Grant Thornton"), SAE's independent registered public accounting firm, became the Registrant's independent registered public accounting firm. The decision to change independent registered accounting firms was made by the audit committee of the Registrant's board of directors effective as of June 24, 2013, because the historical financial statements of SAE became the historical financial statements of the Registrant after the Closing.

Marcum's reports on the Registrant's financial statements for the year ended December 31, 2012 and the period from February 2, 2011 (inception) through December 31, 2011, did contain an explanatory paragraph relating to substantial doubt about the ability of the Registrant and its subsidiary to continue as a going concern; as described in Note 1 to the Registrant's consolidated financial statements included in its Annual Report on Form 10-K filed on March 4, 2013 and April 12, 2012. That disclosed, Marcum's reports on the Registrant's financial statements for the year ended December 31, 2012 and the period from February 2, 2011 (inception) through December 31, 2011 did not contain an adverse opinion or disclaimer of opinion, nor were such reports otherwise qualified or modified as to audit scope or accounting principles. During the period from February 2, 2011 (inception) through December 31, 2012 and the subsequent interim period preceding Marcum's dismissal (from January 1, 2013 to June 24, 2013), there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its reports covering such periods. In addition, no "reportable events," as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period from February 2, 2011 (inception) through December 31, 2012 and the subsequent interim period preceding Marcum's dismissal (from January 1, 2013 to June 24, 2013).

During the period from February 2, 2011 (the Registrant's inception) through December 31, 2012 and the subsequent interim period preceding the engagement of Grant Thornton (from January 1, 2013 to June 24, 2013), the Registrant did not consult Grant Thornton regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements, and either a written report was provided to the Registrant or oral advice was provided that Grant Thornton concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a "reportable event" (as described in paragraph 304(a)(1)(v) of Regulation S-K).

The Registrant provided Marcum with a copy of the disclosures made pursuant to this Item 4.01 prior to the filing of this Form 8-K. The Company requested that Marcum furnish a letter addressed to the Commission, which is attached hereto as Exhibit 16.1, stating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree.